March 17, 2010

John Lund, President
Safer Shot, Inc.
1658 East 5600 South
Salt Lake City, Utah 84121

RE: **Safer Shot, Inc.**
Form 10-K FYE September 30, 2009
Filed January 15, 2010 and amended January 27, 2010
File No. 0-28769

Dear Mr. Lund:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note the statement in the Form 8-K filed on February 25, 2010 that, "[a]t a special meeting of the shareholders," a majority of the shareholders voted to appoint a CFO and to increase the authorized shares of the company's common stock. Please advise us of what consideration was given to the application of the proxy rules to any voting materials used in connection with the special meeting of shareholders.

Part I.

Item 1. Description of Business

2. The initial paragraph refers to the company entering into a letter of undertaking and an escrow services agreement with Mr. Yehuda Meller and his company, T.A.G. Engineering Ltd. Please file the agreement as an exhibit to the Form 10-K as required or advise.

3. In this regard, please revise to update your disclosure of the arrangements regarding the patent applications and "technology transfer agreement," which currently identify milestones in 2006 and 2007.

4. We note the reference to an amended agreement "that was exhibited in an 8K in June 2007." We are unable to locate such an agreement. Please revise or advise.

5. The cover page and other disclosure indicate that you are a shell company and have "no products or services as of September 30, 2009."   However, you also disclose on page three that "management has currently successfully created trading market to develop the company's securities. The company has successfully implemented several stages of its business plan …" It is unclear if you are a development stage company involved in trading markets, a shell, or otherwise. Please revise throughout to clarify.

Part III.

Item 11. Security Ownership of Beneficial Owners and Management

Principal Shareholders, page 8

6. Please revise the table to provide the address of each beneficial owner as required by Item 403(a) of Regulation S-K.

Item 13. Exhibits, page 9

7. We note the January 29, 2008 bridge loan agreement identified on page F-10. We also note the agreements referenced in the last two paragraphs on page F-10. It is unclear why these agreements are not filed as exhibits. Please revise or advise.

Exhibits 31

8. Please remove all references to small business issuer and revise the certifications to conform to the certification as it is set forth in Item 601(B)(31) of Regulation S-K.

Item 14. Controls and Procedures, page 10

Evaluation of Disclosure Controls and Procedures, page 10

9. Please revise your evaluation of disclosure controls and procedures to provide an assessment as of the end of the period covered by the report, not December 31, 2007. See Item 307 of Regulation S-K.

Evaluation of Internal Control Over Financial Reporting, page 10

10. Please revise management's annual report on internal control over financial reporting to provide an assessment as of the end of your most recent fiscal year, September 30, 2009. In light of your conclusion that your disclosure controls and procedures were not effective, explain why you believe your internal control over financial reporting was effective and revise your assessment as appropriate. See Item 308.T of Regulation S-K.

Signatures

11. Please amend your Signatures page in accordance with the Form 10-K Signature requirements. See General Instruction D to the Form 10-K.

Report of Independent Registered Public Accounting Firm, page F-1

12. We note that your audit report states the financial statements as of and for year ended September 30, 2009 are audited. However, you are required to include audited balance sheets for the most recent two fiscal years and audited statements of operations, cash flows and changes in stockholders' equity for each of the two fiscal years ended September 30, 2009 and for the period from September 16, 1997 (Inception) through September 30, 2009. Please revise your filing to include an audit report referencing all financial statements presented. See Rule 8-02 of Regulation S-X.

13. Please also ask your independent auditor to date the audit report after the fiscal year end.

Balance Sheets, page F-2

14. We note the balance sheet presents $51,883 in net fixed assets and Note 5 discloses you do not own any depreciable property or equipment. Please revise to clarify whether you own any depreciable property. Please also tell us why you have not recorded depreciation expense in the most recent two fiscal years.

Notes to Financial Statements, page F-7

Note 7 – Contingencies, page F-10

15. Please tell us how you accounted for and recorded the stock issuances currently being contested. Also tell us and disclose the amounts being contested.

Note 8 – Notes Payable, page F-10

16. Please reconcile the amounts of outstanding Notes Payable disclosed in Note 8 with the balance sheet and disclose the pertinent terms of each separate note. Disclose the status of your compliance or violation of covenants with respect to each note. We note that you disclose certain lenders possess conversion options in the event of late payments. See FASB ASC 470-10-45-1.

Note 9 – Prepaid Financing, page F-10

17. We note you no longer present a derivative liability. Please disclose the instrument in which the derivative is embedded and clarify whether that instrument is still outstanding. In addition, please clarify what the "Other Comprehensive Income/(Expense)" of $1,349,136 in fiscal 2008 represents and how it relates, if at all, to the derivative liability.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information

John Lund
Safer Shot, Inc.
March 17, 2010
Page 5

investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please contact Brian McAllister, accountant, at (202) 551-3341 or Ryan Milne, accounting reviewer, at (202) 551-3688 with any financial statement- related issues. You may call Janice McGuirk at (202) 551-3395 or Jim Lopez, legal reviewer, at (202) 551-3536 with any other questions.

Sincerely,

John Reynolds
Assistant Director